02012111

937248

2-28-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

RECD S.E.C.
MAR 4 2002
080

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2002

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

P

POWERGEN plc
53 New Broad Street
London EC2M 1SL, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LONDON:163677.1

10:29 22 Feb RNS-REG-Powergen PLC <PWG.L> Holding(s) in Company

RNS Number:8895R
Powergen PLC
22 February 2002

22 February 2002

Powergen plc

Holding in Company

Powergen plc ("the Company") was notified on 22 February 2002 that, as at 20 February 2002 UBS Warburg ("UBS-W"), a business group of UBS AG, no longer had a notifiable interest in the Ordinary share capital of the Company.

David Jackson, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLSEIFSESESEEE

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[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Friday, 22 February 2002 10:29:16
RNS [nRNSV8895R]

10:22 11 Feb RNS-REG-Powergen PLC <PWG.L> Holding(s) in Company

RNS Number:2477R
Powergen PLC
11 February 2002

11 February 2002

Powergen plc

Holding in Company

Powergen plc ("the Company") was notified on 8 February 2002 that, as at 6 February 2002 UBS Warburg ("UBS-W"), a business group of UBS AG, had an interest in 19,691,947 Ordinary shares of the Company, representing approximately 3.01% of the Ordinary shares of the Company then in issue.

These interests are held by UBS-W as beneficial owner in the ordinary course of its trading activities including an interest in 16,171,571 Ordinary shares of the Company (2.47%) held for hedging purposes in relation to contracts for differences entered into with clients.

Holdings of the Ordinary shares are registered or will be registered in the name of Apollo Nominees Ltd.

David Jackson, Company Secretary

END

HOLSFSFSFSESEEE

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Monday, 11 February 2002 10:22:31
RNS [nRNSK2477R]

15:42 06 Feb RNS-REG-Powergen PLC <PWG.L> Holding(s) in Company

RNS Number:0834R
Powergen PLC
6 February 2002

6 February 2002

Powergen plc

Holding in Company

In accordance with Sections 198-202 of the UK Companies Act 1985, Powergen plc ("the Company") was notified on 6 February 2002 that, as at 5 February 2002 the current notifiable interest of Deutsche Bank AG and its subsidiary companies stood at 57,004,218 shares, representing approximately 8.71% of the Ordinary shares of the Company then in issue. Deutsche Bank AG also indicated that part of this holding may relate to hedging arrangements for customer transactions.

David Jackson, Company Secretary

END

HOLSSSFIMSESELE

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Wednesday, 6 February 2002 15:42:08
RNS [nRNSF0834R]

12:56 04 Feb RNS-REG-Powergen PLC <PWG.L> Director Declaration

RNS Number:9277Q
Powergen PLC
4 February 2002

Powergen plc

4 February 2002

As already announced, Dr Paul Golby was appointed an Executive Director of Powergen plc on 21 January 2002.

No information in relation to Dr Golby is required to be disclosed under Rule 16.4 of the Listing Rules save that Dr Golby was an executive director of Earlys of Witney plc and Armour Barpack Limited at the time, and during the 12 months before, those companies went into receivership in 1991, as a result of the receivership of their ultimate holding company, Grovewood Securities plc, of which he was not a director. In addition he was an executive director of Clayhithe PLC between 1992 and December 1997.

David Jackson, Company Secretary

END

RDNBKQKPBBKDPBK

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Monday, 4 February 2002 12:56:47
RNS [nRNSD9277Q]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

POWERGEN plc

By: ______________________

Name: Chris Salamé

Title: Authorised Signatory

Dated: February 22, 2002